UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

4 January 2011

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Biostem U.S. Corporation
(formerly Equinox International, Inc.)

File No. 333-158560 -- CF# 25042
_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from exhibit 10.1 to the Form 8-K filed March 1, 2010.

We denied your request because we concluded:

- your application did not sufficiently demonstrate that certain excluded information is not material to those who make investment decisions concerning your securities; and

- certain excluded information already has been publicly disclosed.

You may request that the Commission review this order by submitting a petition to the Office of the Secretary within five days, as required by 17 C.F.R. 201.430. Otherwise, we will make the information for which you requested confidential treatment available to the public.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel